UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2024

Commission File Number: 001-41815

            AngloGold Ashanti plc
(Translation of registrant’s name into English)

4th Floor, Communications House, South Street
Staines-upon-Thames, Surrey TW18 4PR
United Kingdom

6363 S. Fiddlers Green Circle, Suite 1000
Greenwood Village, CO 80111
United States of America
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Enclosure: AngloGold Ashanti Announces H1 2024 and Q2 2024 Results Conference Call

AngloGold Ashanti plc
(Incorporated in England and Wales)
Registration number: 14654651
LEI No.: 2138005YDSA7A82RNU96
ISIN: GB00BRXH2664
CUSIP: G0378L100
NYSE Share code: AU
JSE Share code: ANG
(“AngloGold Ashanti”)

AngloGold Ashanti Announces H1 2024 and Q2 2024 Results Conference Call

(PRESS RELEASE) – AngloGold Ashanti plc (“AGA”) will release its results for the quarter and six months ended 30 June 2024 on Tuesday, 6 August 2024. We invite you to participate in our market call via webcast or conference call.

Market Call
6 August 2024
08:00 ET / 13:00 UK / 14:00 SAST

Conference call pre-registration:
https://services.choruscall.za.com/DiamondPassRegistration/register?confirmationNumber=9737765&linkSecurityString=280aba3691

Webcast link: https://www.corpcam.com/AngloGold/AGA06082024.htm

Replay access numbers:

South Africa:    010 500 4108
UK:        0203 608 8021
Australia:    07 3911 1378
USA:        412 317 0088
International:    +27 10 500 4108
Replay Access Code:     46500

*To participate in the conference call, pre-registration is essential. The replay facility will be available from 1 hour after the end of the conference call until 2024-08-09

https://services.choruscall.com/ccforms/replay.html

ENDS

18 July 2024
Denver

CONTACTS

Media
Andrea Maxey     +61 08 9435 4603/ +61 400 072 199        amaxey@anglogoldashanti.com
General inquiries                        media@anglogoldashanti.com

Investors
Andrea Maxey        +61 08 9435 4603/ +61 400 072 199    amaxey@anglogoldashanti.com
Yatish Chowthee    +27 11 637 6273 / +27 78 364 2080    yrchowthee@anglogoldashanti.com

Website: www.anglogoldashanti.com

Forward-looking statements
Certain statements contained in this document, other than statements of historical fact, are forward-looking statements regarding AngloGold Ashanti plc’s (“AngloGold Ashanti”) financial reports, operations, economic performance and financial condition. These forward-looking statements are not based on historical facts, but rather reflect our current expectations concerning future events and generally may be identified by the use of forward-looking words or phrases such as “believe”, “aim”, “expect”, “anticipate”, “intend”, “foresee”, “forecast”, “likely”, “should”, “planning”, “could”, “may”, “would”, “estimated”, “potential” or other similar words and phrases. Similarly, statements that describe our objectives, plans or goals are or may be forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause AngloGold Ashanti’s actual results, performance, actions or achievements to differ materially from the anticipated results, performance, actions or achievements expressed or implied in these forward-looking statements. Although AngloGold Ashanti believes that the expectations reflected in such forward-looking statements and forecasts are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those set out in the forward-looking statements as a result of, among other factors, changes in economic, social, political and market conditions, including related to inflation or international conflicts, the success of business and operating initiatives, changes in the regulatory environment and other government actions, including environmental approvals, fluctuations in gold prices and exchange rates, the outcome of pending or future litigation proceedings, any supply chain disruptions, any public health crises, pandemics or epidemics (including the COVID-19 pandemic), and other business and operational risks and challenges and other factors, including mining accidents. For a discussion of such risk factors, refer to AngloGold Ashanti plc’s annual report on Form 20-F for the year ended 31 December 2023 filed with the United States Securities and Exchange Commission (“SEC”). These factors are not necessarily all of the important factors that could cause AngloGold Ashanti’s actual results or actions to differ materially from those expressed in any forward-looking statements. Other unknown or unpredictable factors could also have material adverse effects on AngloGold Ashanti’s future results or actions. Consequently, readers are cautioned not to place undue reliance on forward-looking statements. AngloGold Ashanti undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events, except to the extent required by applicable law. All subsequent written or oral forward-looking statements attributable to AngloGold Ashanti or any person acting on its behalf are qualified by the cautionary statements herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

AngloGold Ashanti plc
Date: 18 July 2024

By:    /s/ C STEAD
Name:    C Stead
Title:    Company Secretary